UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Karooooo Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

Y4600W108

(CUSIP Number)

Juan Marais

21 Penhurst Avenue, Essexwold

Bedfordview, South Africa 2007

+2782924259

with a copy to:

John B. Meade, Esq.

Roshni Banker Cariello, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Tel: (212) 450-4077

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Juan Marais
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,550,000(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,550,000(4)(5)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Mr. Marais and Ms. Allen are the directors of Georgem Holdings (Pty) Ltd. (“Georgem”), and share voting power over the 550,000 ordinary shares, no par value per share (the “Ordinary Shares”) of Karooooo Ltd., a Singapore public limited company (the “Issuer”), held by Georgem. See also Item 6—Voting Agreements for a description of the voting rights exercisable by Mr. Calisto in respect of the 550,000 Ordinary Shares held by Georgem.
(2)	Mr. Marais is the director of One Spire (Pty) Ltd. (“One Spire”), and shares voting power over the 3,000,000 Ordinary Shares held by One Spire. See also Item 6—Voting Agreements for a description of the voting rights exercisable by Mr. Calisto in respect of the 3,000,000 Ordinary Shares held by One Spire.
(3)	Georgem is wholly owned by Georgem Trust, a South African trust (“Georgem Trust”), of which Mr. Marais is a trustee and beneficiary. Mr. Marais, in his capacity as a trustee of Georgem Trust, shares voting and dispositive power over the 550,000 Ordinary Shares held by Georgem.
(4)	Mr. Marais and Ms. Allen are the directors of Georgem, and share dispositive power over the 550,000 Ordinary Shares held by Georgem.
(5)	Mr. Marais is the director of One Spire, and shares dispositive power over the Ordinary Shares held by One Spire. See also Item 6—Voting Agreements for a description of the rights exercisable by Mr. Calisto in respect of One Spire’s ability to dispose of the 3,000,000 Ordinary Shares held by One Spire.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Jennefe Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 550,000(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 550,000(7)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(6)	Mr. Marais and Ms. Allen are the directors of Georgem, and share voting power over the 550,000 Ordinary Shares held by Georgem. See also Item 6—Voting Agreements for a description of the voting rights exercisable by Mr. Calisto in respect of the 550,000 Ordinary Shares held by Georgem.
(7)	Mr. Marais and Ms. Allen are the directors of Georgem, and share dispositive power over the 550,000 Ordinary Shares held by Georgem.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Georgem Holdings (Pty) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 550,000(8)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 550,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(8)	See Notes 1 and 6 above. See also Item 6—Voting Agreements for a description of the voting rights exercisable by Mr. Calisto in respect of the 550,000 Ordinary Shares held by Georgem.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Georgem Trust, by Juan Marais, Olive Tree Trustee and Administration (Pty) Ltd. and Phillip Rankin as trustees
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 550,000(9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 550,000(9)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(9)	See Note 3 above. Georgem is wholly owned by Georgem Trust. Mr. Marais, Olive Tree Trustee and Administration (Pty) Ltd. and Mr. Rankin, in their capacity as trustees of Georgem Trust and not in their individual capacities, share voting and dispositive power over the 550,000 Ordinary Shares held by Georgem.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS One Spire (Pty) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000(10)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000(11)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(10)	See Note 2 above. See also Item 6—Voting Agreements for a description of the voting rights exercisable by Mr. Calisto in respect of the 3,000,000 Ordinary Shares held by One Spire.
(11)	See Note 5 above. See also Item 6—Voting Agreements for a description of the rights exercisable by Mr. Calisto in respect of One Spire’s ability to dispose of the 3,000,000 Ordinary Shares held by One Spire.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Een Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000(12)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000(12)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(12)	Een Pte. Limited, a private limited company under the Companies Act (Chapter 50) of Singapore, (“Een”), owns 740 ordinary shares, or approximately 74% of the outstanding capital stock, of One Spire, and therefore shares voting and dispositive power over the 3,000,000 Ordinary Shares held by One Spire.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Hong Yap Lau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,000,000(13)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,000,000(13)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(13)	See Note 12 above. Mr. Lau is the director of Een, and therefore shares voting and dispositive power over the 3,000,000 Ordinary Shares held by One Spire pursuant to Een’s indirect ownership of the 3,000,000 Ordinary Shares held by One Spire.

CUSIP No. Y4600W108

1	NAMES OF REPORTING PERSONS Acacia Trust, by Swiss Independent Trustees, S.A. as trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey Law – Administered in Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,000,000(14)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,000,000(14)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(14)	See Note 12 above. Een is wholly owned by Acacia Trust, a Jersey Law trust, administered in Switzerland (“Acacia Trust”), of which Mr. Marais and Ms. Allen are beneficiaries. Swiss Independent Trustees, S.A., in its capacity as trustee of Acacia Trust and not in its individual capacity, shares voting and dispositive power over the 3,000,000 Ordinary Shares held by One Spire, pursuant to Een’s indirect ownership pursuant to Een’s indirect ownership of the 3,000,000 Ordinary Shares held by One Spire.

Explanatory Note

This Amendment No. 1 amends, restates and supersedes the statement on Schedule 13D (the “Schedule 13D”) filed with the U.S. Securities and Exchange Commission on April 26, 2021 by (i) Juan Marais, a South African Citizen, (ii) Jennefe Allen, a South African citizen and (iii) Georgem Holdings (Pty) Ltd., a South African proprietary limited company, relating to the Ordinary Shares of the Issuer. Information reported in this Schedule 13D/A amends, restates and supersedes information provided in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D/A relates to the ordinary shares, no par value per share (the “Ordinary Shares”) of Karooooo Ltd., a Singapore public limited company (the “Issuer”). The address of the principal executive office of the Issuer is 10 Anson Road, #12-14, International Plaza, Singapore 079903.

Item 2. Identity and Background

(a)-(b) This Schedule 13D/A is being filed by: (i) Juan Marais, a South African citizen, (ii) Jennefe Allen, a South African citizen, (iii) Georgem Holdings (Pty) Ltd., a South African proprietary limited company (“Georgem”), (iv) Georgem Trust, a South African trust, by Mr. Marais, Olive Tree Trustee and Administration (Pty) Ltd., a South African proprietary limited company, and Phillip Rankin, a South African citizen, in their capacity as trustees on behalf of Georgem Trust and not in their individual capacities (“Georgem Trust” and, together with Mr. Marais, Ms. Allen and Georgem, the “Georgem Entities”), (v) Een Pte. Ltd., a private limited company under the Companies Act (Chapter 50) of Singapore (“Een”), (vi) Hong Yap Lau, a Malaysian citizen, (vii) Acacia Trust, a Jersey Law trust, administered in Switzerland, by Swiss Independent Trustees, S.A., in its capacity as the trustee on behalf of Acacia Trust (“Acacia Trust” and, together with Een and Mr. Lau, the “Een Entities”), (viii) One Spire (Pty) Ltd., a South African proprietary limited company (“One Spire”) (collectively, the “Reporting Persons”).

Mr. Marais and Ms. Allen are directors of Georgem, which is wholly owned by Georgem Trust, and therefore, Mr. Marais, Ms. Allen and Georgem Trust share voting and investment power over the shares held by Georgem.

Mr. Lau is the director of Een, which is wholly owned by Acacia Trust and owns approximately 74% of the outstanding capital stock of One Spire. Mr. Marais is the director of One Spire, and therefore Mr. Marais, Mr. Lau, Een and Acacia Trust share voting and investment power over the shares held by One Spire.

The address of the principal business office of each of Mr. Marais, Ms. Allen, Georgem, Georgem Trust, Een, Acacia Trust and One Spire is c/o Juan Marais, 21 Penhurst Avenue, Essexwold, Bedfordview, South Africa 2007.

The address of the principal business office of Mr. Lau is c/o Karooooo Ltd., 10 Anson Road #12-14, International Plaza, Sinapore 079903.

(c) The principal business of Mr. Marais is serving as Chief Sales Officer of the Issuer. The principal business of Ms. Allen is serving as a director of Georgem. The principal business of Georgem is holding securities of the Issuer. The principal business of Georgem Trust is holding assets on behalf of its beneficiaries, Mr. Marais and his immediate family. The principal business of Een is holding securities of One Spire. The principal business of Mr. Lau is serving as Senior Consolidation Officer of the Issuer. The principal business of Acacia Trust is to hold assets on behalf of its beneficiaries, Mr. Marais and his immediate family. The principal business of One Spire is holding securities of the Issuer.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase by the Georgem Entities of the Ordinary Shares reported in the Schedule 13D and referred to herein as the Initial Georgem Holding (as defined below) were derived from a corporate reorganization (the “Corporate Reorganization”), in connection with the Issuer’s initial public offering in the United States. The Corporate Reorganization is described in Item 4 of this Schedule 13D/A, which is incorporated herein by reference.

On August 16, 2021, Georgem and One Spire entered into that certain Sale of Shares Agreement (the “Sale of Shares Agreement”), dated as of August 16, 2021, pursuant to which Georgem and One Spire would execute the One Spire Transaction (as defined below). Pursuant to the Sale of Shares Agreement, One Spire agreed to acquire, as an off-market trade, 3,000,000 Ordinary Shares held by Georgem for aggregate consideration of R1.26 billion at a purchase price of R420 per Ordinary Share. Funds for the One Spire Transaction are payable by One Spire to Georgem pursuant to an interest-free loan arrangement undertaken with the purpose of acquiring the 3,000,000 Ordinary Shares underlying the One Spire Transaction. On August 23, 2021, Georgem and One Spire consummated the One Spire Transaction. The One Spire Transaction is described in Item 4 of this Schedule 13D/A and the Sale of Shares Agreement is described in Item 6 of this Schedule 13D/A, which are incorporated herein by reference.

Item 4. Purpose of Transaction

The Corporate Reorganization was undertaken pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act (the “Scheme”), whereby the Issuer, as the majority shareholder of Cartrack Holdings Limited (“Cartrack”) acquired for cash all of the outstanding ordinary shares held by the minority shareholders of Cartrack at a price equal to R42.00 per share (the “Scheme Consideration”), and, as a result, Cartrack became a wholly owned subsidiary of the Issuer. In connection with the Scheme, certain eligible shareholders of Cartrack elected to use all or a portion of their Scheme Consideration to subscribe for Ordinary Shares of the Issuer (the “Reinvestment”). Georgem, an eligible Cartrack shareholder, used its Scheme Consideration to participate in the Reinvestment and acquired 3,550,000 Ordinary Shares on April 21, 2021 (the “Initial Georgem Holding”).

On August 23, 2021, Georgem and One Spire consummated a transfer of 3,000,000 Ordinary Shares held by Georgem to One Spire (the “One Spire Transaction”). Funds for the One Spire Transaction are payable by One Spire to Georgem pursuant to an interest-free loan arrangement undertaken with the purpose of acquiring the 3,000,000 Ordinary Shares underlying the One Spire Transaction. Mr. Marais serves as a director of both Georgem and One Spire, and therefore retains beneficial ownership over the 3,000,000 Ordinary Shares acquired by One Spire and the 550,000 Ordinary Shares held by Georgem following the One Spire Transaction. Ms. Allen serves as a director of Georgem, and therefore retains beneficial ownership over the 550,000 Ordinary Shares held by Georgem following the One Spire Transaction. The Georgem Entities share voting and investment power over the 550,000 Ordinary Shares held by Georgem following the One Spire Transaction. The Een Entities share voting and investment power over the 3,000,000 Ordinary Shares acquired by One Spire pursuant to the One Spire Transaction.

No Reporting Person has any present plan or proposal to acquire or dispose of any Ordinary Shares, although each Reporting Person at any time and from time to time may acquire additional Ordinary Shares or, subject to the terms of the Voting Agreements, dispose of Ordinary Shares, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations. In particular, Georgem intends to dispose of up to 550,000 Ordinary Shares within 12 months from the date of the initial Schedule 13D primarily to fund the payment of taxes and costs related to the Scheme.

Subject to the foregoing, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D/A and are incorporated herein by reference. Calculations of the percentage of Ordinary Shares beneficially owned assumes that there were 30,951,106 Ordinary Shares outstanding as reported in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2021.

Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares.

(c) Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transaction in Ordinary Shares in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D/A is incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D/A, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A or Schedule B hereto, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Voting Agreements

In anticipation of the initial public offering of Karooooo Ltd., and recognizing that Mr. Calisto, as founder, would receive no special rights pursuant to the Constitution of the Issuer, Mr. Calisto and Georgem entered into that certain Voting Agreement (the “Original Voting Agreement”), dated as of March 22, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause Georgem to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Initial Georgem Holding.

On August 12, 2021, in anticipation of the One Spire Transaction, Mr. Calisto and Georgem entered into that certain Amended and Restated Voting Agreement (the “A&R Georgem Voting Agreement”), dated as of August 12, 2021, with the purpose of amending, restating and superseding the Original Voting Agreement to permit Georgem to transfer 3,000,000 Ordinary Shares in connection with the One Spire Transaction.

Pursuant to the A&R Georgem Voting Agreement, Mr. Calisto and Georgem have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then Georgem will cast all votes in respect of the Ordinary Shares held by Georgem as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, Georgem is not permitted to acquire any additional Ordinary Shares.

Concurrent with execution of the A&R Georgem Voting Agreement and in anticipation of the One Spire Transaction, Mr. Calisto and One Spire entered into that certain Voting Agreement (the “One Spire Voting Agreement,” and, together with the A&R Georgem Voting Agreement, the “Voting Agreements”), dated as of August 12, 2021, with the purpose of providing Mr. Calisto and his permitted transferees the right to exercise, or cause One Spire to exercise as directed by Mr. Calisto and his permitted transferees, the voting rights in respect of the Ordinary Shares held by One Spire in connection with the contemplated One Spire Transaction or otherwise held by One Spire.

Pursuant to the One Spire Voting Agreement, Mr. Calisto and One Spire have agreed that if Mr. Calisto’s beneficial ownership falls to below 51% of the issued and outstanding Ordinary Shares of the Issuer, then One Spire will cast all votes in respect of the Ordinary Shares held by One Spire as directed by Mr. Calisto and his permitted transferees. In addition, without the prior written consent of Mr. Calisto, One Spire is not permitted to (i) transfer any Ordinary Shares owned by One Spire or (ii) acquire any additional Ordinary Shares.

Mr. Calisto may be deemed to have beneficial ownership and shared voting power of the 550,000 Ordinary Shares held by Georgem and the 3,000,000 Ordinary Shares held by One Spire as a result of the Voting Agreements described herein. However, as of the filing date of this Schedule 13D/A, as Mr. Calisto otherwise beneficially owns Ordinary Shares representing more than 51% of the total issued and outstanding Ordinary Shares of the Issuer, he may not exercise voting rights in respect of the Ordinary Shares owned by Georgem nor One Spire. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Mr. Calisto that he is the beneficial owner of any Ordinary Shares held by Georgem or One Spire for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

The description of the Voting Agreements contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such documents, which are filed as Exhibits 99.2 and 99.3 hereto and incorporated by reference herein.

Sale of Shares Agreement

On August 16, 2021, Georgem and One Spire entered into that certain Sale of Shares Agreement, with the purpose of effectuating the One Spire Transaction. Pursuant to the Sale of Shares Agreement, One Spire agreed to acquire, as an off-market trade, 3,000,000 Ordinary Shares held by Georgem for aggregate consideration of R1.26 billion at a purchase price of R420 per Ordinary Share (the “One Spire Transaction Consideration”). The One Spire Transaction Consideration shall not be immediately payable, and shall be outstanding as a loan account payable to Georgem (the “Loan”). Pursuant to the Sale of Shares Agreement, One Spire shall utilize a minimum of 20% of all dividends received in respect of the 3,000,000 Ordinary Shares acquired pursuant to the One Spire Transaction to repay the loan until repaid in full. Georgem may demand full repayment of the outstanding loan balance upon notice and satisfaction of certain terms and conditions.

The One Spire Transaction contemplated by the Sale of Shares Agreement was consummated on August 23, 2021.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of August 23, 2021, by and among the Reporting Persons (filed herewith).
99.2	Amended and Restated Voting Agreement, dated as of August 12, 2021, by and between Mr. Calisto and Georgem Holdings (Pty) Ltd. (filed herewith).
99.3	Voting Agreement, dated as of August 12, 2021, by and between Mr. Calisto and One Spire (Pty) Ltd. (filed herewith).
99.4	Sale of Shares Agreement, dated as of August 16, 2021, by and between Georgem Holdings (Pty) Ltd. and One Spire (Pty) Ltd. (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2021

JUAN MARAIS

By:	Juan Marais

By:	/s/ Juan Marais
Name:	Juan Marais
Title:	Director of Georgem Holdings (Pty) Ltd. and One Spire (Pty) Ltd.

JENNEFE ALLEN

By:	Jennefe Allen

By:	/s/ Jennefe Allen
Name:	Jennefe Allen
Title:	Director of Georgem Holdings (Pty) Ltd.

GEORGEM HOLDINGS (PTY) LTD.

By:	Juan Marais, its Director

By:	/s/ Juan Marais
Name:	Juan Marais
Title:	Director

GEORGEM TRUST

By:	Juan Marais, its Trustee

By:	/s/ Juan Marais
Name:	Juan Marais
Title:	Trustee

By:	Olive Tree Trustee and Administration (Pty) Ltd., its Trustee

By:	/s/ Juandre Venter
Name:	Juandre Venter
Title:	Authorized Signatory, Trustee

By:	Phillip Rankin, its Trustee

By:	/s/ Phillip Rankin
Name:	Phillip Rankin
Title:	Trustee

EEN PTE. LTD.

By:	Hong Yap Lau, its Director

By:	/s/ Hong Yap Lau
Name:	Hong Yap Lau
Title:	Director

HONG YAP LAU

By:	Hong Yap Lau

By:	/s/ Hong Yap Lau
Name:	Hong Yap Lau
Title:	Director of Een Pte. Ltd.

ACACIA TRUST

By:	Swiss Independent Trustees, S.A., its Trustee

By:	/s/ Olga Seylovec
Name:	Olga Seylovec
Title:	Authorized Signatory, Trustee

By:	/s/ Andrew Bayles
Name:	Andrew Bayles
Title:	Authorized Signatory, Trustee

Signing as duly authorized signatories on behalf of Swiss Independent Trustees, S.A. in whose presence the Common Seal of the company was hereunto affixed.

ONE SPIRE (PTY) LTD.

By:	Juan Marais, its Director

By:	/s/ Juan Marais
Name:	Juan Marais
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GEORGEM HOLDINGS (PTY) LTD.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of Georgem Holdings (Pty) Ltd. (“Georgem”) is set forth below. Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to Georgem, and all of the persons listed below are citizens of South Africa.

1. Name	2. Present Principal Occupation or Employment (Including Principal Business of Employer)	3. Business Address / Address of Principal Employer
Juan Marais	Chief Sales Officer of Karooooo Ltd.; Director of Georgem	c/o Karooooo Ltd. 10 Anson Road #12-14 International Plaza Singapore 079903

Jennefe Allen	Director of Georgem	c/o Georgem Holdings (Pty) Ltd. 21 Penhurst Avenue Essexwold, Bedfordview South Africa 2007

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF ONE SPIRE (PTY) LTD.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of One Spire (Pty) Ltd. (“One Spire”) is set forth below. Except as otherwise indicated, each occupation set forth opposite an individual’s name refers to One Spire, and all of the persons listed below are citizens of South Africa.

1. Name	2. Present Principal Occupation or Employment (Including Principal Business of Employer)	3. Business Address / Address of Principal Employer
Juan Marais	Chief Sales Officer of Karooooo Ltd.; Director of One Spire	c/o Karooooo Ltd. 10 Anson Road #12-14 International Plaza Singapore 079903